Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (‘‘MD&A’’) is intended to help the reader understand Triple Flag Precious Metals Corp. (‘‘TF Precious Metals’’), its operations, financial performance and the present and anticipated future business environment. This MD&A, which has been prepared as of November 7, 2022, should be read in conjunction with the unaudited condensed interim consolidated financial statements of TF Precious Metals as at and for the three and nine months ended September 30, 2022 (the “Interim Financial Statements”), which have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed consolidated interim financial statements have been prepared on a basis consistent with the audited consolidated financial statements of TF Precious Metals for the years ended December 31, 2021 and 2020 (the “Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB. Certain notes to the Annual Financial Statements are specifically referred to in this MD&A. All amounts in this MD&A are in United States dollars unless otherwise indicated. References to “US$”, “$” or “dollars” are to United States dollars, references to “C$” are to Canadian dollars and references to “A$” are to Australian dollars. In this MD&A, all references to ‘‘Triple Flag’’, the ‘‘Company’’, ‘‘we’’, ‘‘us’’ or ‘‘our’’ refer to TF Precious Metals together with its subsidiaries, on a consolidated basis.

This MD&A contains forward-looking information. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, and are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors described in the ‘‘Risk Factors” section of the Company’s annual information form (“AIF”) dated March 30, 2022 available on SEDAR at www.sedar.com. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, users should not place undue reliance on forward-looking information, which speaks only as of the date made. See ‘‘Forward-Looking Information’’.

Use of Non-IFRS Financial Performance Measures

We use the following non-IFRS financial performance measures in this MD&A:

•	Gold Equivalent Ounces (“GEOs”)

•	Adjusted Net Earnings and Adjusted Net Earnings per Share

•	Adjusted EBITDA

•	Free Cash Flow

•	Asset Margin

•	Cash Costs and Cash Costs per GEO

For a detailed description of each of the non-IFRS financial performance measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the “Non-IFRS Financial Performance Measures” section of this MD&A. The non-IFRS financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Table of Contents

Company Overview	3

Market Overview	3

Financial and Operating Highlights	5

2022 Guidance	8

Sustainability Initiatives	8

Portfolio of Streaming and Royalty Interests	11

Key Developments	13

Operating Assets – Performance	15

Development Stage Assets	18

Portfolio of Investments	18

Financial Condition Review	20

Liquidity and Capital Resources	26

Quarterly Information	27

Commitments and Contingencies	28

Internal Controls over Financial Reporting	30

Public Securities Filings and Regulatory Announcements	30

IFRS Critical Accounting Policies and Accounting Estimates	31

Non-IFRS Financial Performance Measures	31

Forward-Looking Information	35

Technical and Third-Party Information	36

Company Overview

Triple Flag is a gold-focused streaming and royalty company offering bespoke financing solutions to the metals and mining industry. Our mission is to be a preferred funding partner to mining companies throughout the commodity cycle by providing customized streaming and royalty financing, while offering value beyond capital as partners via our networks, capabilities and sustainability support.

From our inception in 2016 to our position now as an emerging senior streaming and royalty company, we have invested in excess of $1.7 billion of capital and systematically developed a long-life, low-cost, high-quality diversified portfolio of streams and royalties providing exposure primarily to gold and silver.

We currently have 80 assets, consisting of 9 streams and 71 royalties. These investments are tied to mining assets at various stages of the mine life cycle.

Asset Count
Producing	15
Development & Exploration	65
Total	80

Our portfolio is underpinned by a stable base of cash flow generating streams and royalties and is designed to grow intrinsically over time through exposure to potential mine life extensions, exploration success, new mine builds and throughput expansions. In addition, we are focused on further enhancing portfolio quality by executing accretive investments to grow the scale and quality of our portfolio of precious metal streams and royalties. We believe we have a differentiated approach to deal origination and due diligence, increasing the applicability of stream and royalty financing to an underserved mining sector, expanding the application of this form of financing through bespoke deal generation for miners while creating a high-quality, gold-focused portfolio of streams and royalties for our investors. We focus on ‘‘per share’’ metrics with the objective that accretive new investments are pursued with careful management of the capital structure to effectively compete for quality assets without incurring long-term financial leverage.

For a discussion of key trends and factors affecting our results of operations and financial position, see ‘‘Market Overview’’.

Market Overview

The market prices of gold and silver are primary drivers of our profitability and ability to generate free cash flow.

The following table sets forth the average gold and silver prices, and the average exchange rate between the Canadian and U.S. dollars, for the periods indicated.

	Three months ended September 30		Nine months ended September 30
Average Metal Prices/Exchange Rates	2022	2021	2022	2021
Gold (US$/oz)[1]	1,729	1,790	1,824	1,800
Silver (US$/oz)[2]	19.23	24.36	21.92	25.75
Exchange rate (US$/C$)[3]	1.3056	1.2600	1.2828	1.2513

1 Based on the London Bullion Market Association (“LBMA”) PM fix.

2 Based on the LBMA fix.

3 Based on the Bank of Canada daily average exchange rate.

Gold

The market price of gold is subject to volatile price movements over short periods of time and can be affected by numerous macroeconomic factors including, but not limited to, the value of the U.S. dollar; the sale or purchase of gold by central banks and financial institutions; interest rates; inflation or deflation; global and regional supply and demand; and global political and economic conditions. The market price of gold is a significant contributor to the performance of our gold streams and royalty portfolio.

During the three months ended September 30, 2022, the gold price ranged from $1,634 to $1,808 per ounce, averaging $1,729 per ounce for the period, a 3% decrease from the same period in the prior year. During the nine months ended September 30, 2022, the gold price ranged from $1,634 to $2,039 per ounce, averaging $1,824 per ounce for the period, a 1% increase from the same period in the prior year. At September 30, 2022, the gold price was $1,672 per ounce (based on the LBMA PM fix). The average gold price declined during the third quarter of 2022 compared to earlier in the year. The gold price declined and remained volatile as a result of the strengthening U.S. dollar, combined with higher bond yields. The U.S. dollar continued its strong performance as investors retreated to the safe-haven asset, with the U.S. Dollar Index increasing nearly 17% YTD. Also, in September, global physically backed gold exchange traded funds (“ETFs”) posted their fifth consecutive month of net outflows as holdings dropped by a further 95 tonnes (US$5 billion). This is the largest monthly outflow since March 2021.

Silver

The market price of silver is also subject to volatile price movements. Silver, often considered a proxy for gold with a high level of correlation to the metal, is predominantly used in industrial applications and silver demand is also correlated to the Industrial Index. A rebound of manufacturing activity is expected to have a positive effect on silver as silver has many uses. The market price of silver is driven by factors similar to those influencing the market price of gold, as stated above. The market price of silver is a significant contributor to the performance of our silver streams.

During the three months ended September 30, 2022, the silver price ranged from $17.77 to $20.60 per ounce, averaging $19.23 per ounce for the period, a 21% decrease from the same period in the prior year. During the nine months ended September 30, 2022, the silver price ranged from $17.77 to $26.18 per ounce, averaging $21.92 per ounce for the period, a 15% decrease from the same period in the prior year. At September 30, 2022, the silver price was $19.02 per ounce (based on the LBMA fix). Similar to gold, silver was influenced by U.S. Federal Reserve policy, inflation, exchange traded fund flows and fluctuating investor demand.

Currency Exchange Rates

We are subject to minimal currency fluctuations as all our revenue and cost of sales are denominated in U.S. dollars, with the majority of general administration costs denominated in Canadian dollars. The Company monitors foreign currency risk as part of its risk management program. As at September 30, 2022, there were no hedging programs in place for non-U.S. dollar expenses.

Financial and Operating Highlights

Three and nine months ended September 30, 2022 compared to three and nine months ended September 30, 2021

($ thousands except GEOs, per share metrics, asset	Three months ended September 30		Nine months ended September 30
margin and cash costs per GEO)	2022	2021	2022	2021
IFRS measures:
Revenue	$33,754	$37,126	$107,999	$113,431
Gross Profit	19,720	20,180	62,546	62,602
Depletion	10,817	13,502	35,481	40,616
General administration costs	3,627	4,039	11,084	8,035
Net Earnings	12,815	5,128	39,626	32,146
Net Earnings per Share - basic	0.08	0.03	0.25	0.22
Operating Cash Flow	25,356	29,455	81,655	91,018
Operating Cash Flow per Share	0.16	0.19	0.52	0.63

Non-IFRS measures[1]:
GEOs	19,523	20,746	59,143	62,997
Adjusted Net Earnings	13,258	13,714	43,583	44,155
Adjusted Net Earnings per Share	0.09	0.09	0.28	0.30
Adjusted EBITDA	26,054	29,549	84,655	94,605
Free Cash Flow	25,356	29,455	81,655	91,018
Asset Margin	90%	91%	91%	91%
Cash Costs per GEO	165	166	169	162

Acquisition of Mineral Interests	$-	$71	$14,562	$46,248

1 GEOs, adjusted net earnings, adjusted net earnings per share, adjusted EBITDA, free cash flow, asset margin and cash costs per GEO as presented above and in the following discussion are non-IFRS financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

Three months ended September 30, 2022 compared to three months ended September 30, 2021

Revenue was $33.8 million, a decrease of 9% from $37.1 million for the same period in the prior year due to $2.5 million lower revenue due to lower silver prices, $0.9 million lower revenue due to lower gold prices and $0.5 million lower revenue due to lower volume from streams and royalties, partially offset by $0.5 million higher revenue due to higher diamond prices. Lower revenue from streams and royalties was largely driven by lower stream deliveries from Cerro Lindo and Northparkes, and lower attributable ounces from Fosterville, partially offset by higher stream deliveries from the ATO stream.

Gross profit was $19.7 million, a decrease of 2% from $20.2 million for the same period in the prior year. The decrease was largely driven by lower gross profit from the Cerro Lindo and Northparkes streams due to lower stream deliveries at lower metal prices, and lower gross profit from Fosterville due to lower attributable ounces, partially offset by higher gross profit from the ATO stream due to higher stream deliveries and higher gross profit from the Renard stream due to higher diamond prices.

Depletion was $10.8 million, a decrease of 20% from $13.5 million for the same period in the prior year. The decrease was largely driven by lower depletion from the Cerro Lindo and Northparkes streams due to lower metal sales.

General administration costs were $3.6 million, compared to $4.0 million for the same period in the prior year. Lower costs for the three months ended September 30, 2022 were largely due to lower employee costs, partially offset by higher office, insurance and other expenses driven by various public company costs, including directors’ and officers’ liability insurance costs and higher professional services driven by increased costs associated with operating as a public company.

Net earnings were $12.8 million, compared to $5.1 million for the same period in the prior year. Higher net earnings in 2022 were driven by lower mark to market losses from equity investments and lower general administration costs, partially offset by lower gross profit across the portfolio, higher business development costs and higher income taxes.

Operating cash flow was $25.4 million, a decrease of 14% from $29.5 million for the same period in the prior year. The decrease was due to lower operating cash flow before working capital and taxes and working capital adjustments, partially offset by lower net cash taxes paid. Operating cash flow before working capital and taxes was $27.4 million, a decrease of 9% from $30.3 million for the same period in the prior year. The decrease was driven by lower cash flows from streams and royalties and higher business development costs, partially offset by lower general administration costs.

We sold 19,523 GEOs, a decrease of 6% from 20,746 GEOs sold for the same period in the prior year largely due to 1,160 lower GEOs from a higher ratio of gold prices to silver prices during the period as well as lower GEOs from the Northparkes and Cerro Lindo streams due to lower deliveries. This was partially offset by higher GEOs from the ATO stream due to higher deliveries.

Adjusted net earnings were $13.3 million, compared to $13.7 million for the same period in the prior year. Key adjusting items included a $0.5 million mark to market loss on equity investments. Key adjusting items for the same period in the prior year included an $8.9 million mark to market loss on equity investments and $0.4 million of income tax recovery on the adjustments.

Adjusted EBITDA was $26.1 million, a decrease of 12% from $29.5 million for the same period in the prior year. The decrease was due to lower adjusted EBITDA from streams and royalties and higher business development costs, partially offset by lower general administration costs.

Free cash flow was $25.4 million, a decrease of 14% from $29.5 million for the same period in the prior year. The decrease reflected lower operating cash flow.

Asset margin was 90%, compared to 91% for the same period in the prior year. Lower margin was driven by an increase in the proportion of revenue from streams with lower margins, partially offset by an increase in the proportion of revenue from royalties, as a percentage of overall revenue, compared to streams. Royalties typically generate nearly a 100% margin.

Cash costs per GEO were in line with the prior year.

Acquisitions of mineral interests were $nil, compared to $71 thousand for the same period in the prior year. Acquisitions in 2021 included stream funding for the Pumpkin Hollow gold and silver stream.

Nine months ended September 30, 2022 compared to nine months ended September 30, 2021

Revenue was $108.0 million, a decrease of 5% from $113.4 million for the same period in the prior year due to $6.4 million lower revenue due to lower silver prices, $1.2 million lower revenue due to lower volume from streams and royalties and $0.2 million lower revenue due to lower gold prices, partially offset by $2.4 million higher revenue due to higher diamond prices. Lower revenue from streams and royalties was driven by lower stream deliveries from the Cerro Lindo and Northparkes streams, partially offset by higher stream deliveries from the ATO stream.

Gross profit was $62.5 million, compared to $62.6 million for the same period in the prior year. The decrease was driven by lower gross profit from the Cerro Lindo stream due to lower stream deliveries and lower silver prices, partially offset by higher gross profit from the ATO stream due to higher stream deliveries, higher gross profit from the Renard stream due to higher diamond prices and a higher proportion of royalties compared to the same period in the prior year as royalties typically generate nearly a 100% margin.

Depletion was $35.5 million, a decrease of 13% from $40.6 million for the same period in the prior year. The decrease was largely driven by lower depletion from the Cerro Lindo stream due to lower metal sales.

General administration costs were $11.1 million, compared to $8.0 million for the same period in the prior year. Higher costs for the nine months ended September 30, 2022 were largely due to higher employee costs driven by share-based payments granted to employees and directors, higher office, insurance and other expenses driven by various public company costs, including directors’ and officers’ liability insurance costs, and higher professional services driven by increased costs associated with operating as a public company.

Net earnings were $39.6 million, compared to $32.1 million for the same period in the prior year. Higher net earnings in 2022 were driven by lower mark to market losses from equity investments, lower finance costs and gain on disposition of mineral interests, partially offset by higher general administration costs driven by public company costs, higher business development costs and higher income taxes.

Operating cash flow was $81.7 million, a decrease of 10% from $91.0 million for the same period in the prior year. The decrease was due to lower operating cash flow before working capital and taxes, higher net cash taxes paid and working capital adjustments. Operating cash flow before working capital and taxes was $88.4 million, a decrease of 7% from $94.9 million for the same period in the prior year. The decrease was driven by lower cash flows from streams and royalties and higher general administration and business development costs.

We sold 59,143 GEOs, a decrease of 6% from 62,997 GEOs sold for the same period in the prior year largely due to a higher ratio of gold prices to silver prices during the period as well as lower GEOs from the Cerro Lindo stream due to lower deliveries, partially offset by higher GEOs from the ATO stream due to higher deliveries as well as higher GEOs from the Renard stream due to higher diamond prices.

Adjusted net earnings were $43.6 million, compared to $44.2 million for the same period in the prior year. Key adjusting items included a $2.1 million gain on the Talon Royalty Buydown, a $5.0 million mark to market loss on equity investments and $1.0 million of income tax on the adjustments. Key adjusting items for the same period in the prior year included a $10.8 million mark to market loss on equity investments and $0.7 million of Initial Public Offering (“IPO”) readiness costs related to a potential U.S. listing that was not pursued in 2021.

Adjusted EBITDA was $84.7 million, a decrease of 11% from $94.6 million for the same period in the prior year. The decrease was due to lower adjusted EBITDA from streams and royalties and higher general administration and business development costs.

Free cash flow was $81.7 million, a decrease of 10% from $91.0 million for the same period in the prior year. The decrease reflected lower operating cash flow.

Asset margin was 91%, in line with the same period in the prior year.

Cash costs per GEO were $169, compared to $162 for the same period in the prior year. The increase was largely due to a higher proportion of streams with higher ongoing payments.

Acquisitions of mineral interests were $14.6 million, compared to $46.2 million for the same period in the prior year. Acquisitions in 2022 largely included $8.9 million of funding for the Beaufor royalty acquisition, $5.2 million of funding for the Sofia NSR royalty acquisition and $0.4 million of stream funding for the Pumpkin Hollow gold and silver stream. Acquisitions in 2021 included $45.8 million of funding for the IAMGOLD royalty portfolio, including capitalized costs, and $0.4 million of stream funding for the Pumpkin Hollow gold and silver stream.

2022 Guidance

The following contains forward-looking information. Reference should be made to the “Forward-Looking Information” and “Technical and Third-Party Information” sections at the end of this MD&A.

Our 2022 outlook on stream and royalty interests is based on publicly available forecasts of the owners or operators of properties on which we have stream and royalty interests. When publicly available forecasts on properties are not available, we obtain internal forecasts from the owners or operators, or use our own best estimate. We conduct our own independent analysis of this information to reflect our expectations based on an operator’s historical performance and track record of replenishing Mineral Reserves and the operator’s publicly disclosed guidance on future production, the conversion of Mineral Resources to Mineral Reserves, timing risk adjustments, drill results, our view on opportunities for mine plan optimization and other factors. We may also make allowances for the risk of uneven stream deliveries to factor in the potential for timing differences risking the attainment of public guidance ranges.

For fourth quarter 2022, gold, silver, copper, diamond and royalty revenues have been converted to GEOs using commodity prices of $1,700 per ounce of gold, $20.00 per ounce of silver, $3.50 per pound of copper and $115.00 per carat for diamonds. Full-year 2022 GEOs are expected to be weighted to the fourth quarter and we are expecting our full-year GEOs sales to be towards the low end of the guidance range of 88,000 – 92,000 GEOs, however, our full year GEO guidance factors in several assumptions that are outside our control, including, but not limited to, availability of reagents at ATO, timing of deliveries, operational disruptions, and changes in the gold-silver ratio, which could result in our full year 2022 GEOs being below our guidance should one or more assumptions deviate significantly from our estimates.

Sustainability Initiatives

We believe strong performance in the field of sustainability is critical to the long-term success of our organization, the mining industry and host communities. Investing in the pursuit of sensible best practices is simply good business for a long-term focused organization such as Triple Flag, where we can help enhance the privilege to operate of our mining partners and assist their efforts for decarbonization as a capital provider, while maintaining the carbon neutral status of our attributable production associated with our investing activities for our investors. We believe that strong Environmental, Social and Governance (“ESG”) performance helps to ensure that: the mines and projects we invest in are developed and operated responsibly to protect worker health and safety as well as the environment; social impacts are identified, managed and mitigated; human rights are respected; and benefits accrue to local communities and a broad range of stakeholders.

We do not invest in oil and gas or coal and, for investments in the small, non-core portion of our portfolio that is not comprised of precious metals, we prioritize copper, nickel and related metals that will create the electrification infrastructure needed for the green economy of our future. When conducting due diligence, we engage with experienced ESG practitioners who complement our considerable team experience and capabilities in this area, who understand and can apply sound judgment about the potential materiality of short- and long-term risks so that we can avoid investing in projects that adversely impact the environment and local stakeholders. We aim to achieve net zero emissions by 2050 and are actively exploring pathways to achieve this target.

Triple Flag has made an investment of $28 million to support Steppe Gold’s operations in Mongolia. We share Steppe Gold’s values of sustainability: the imperative of protecting the environment, prioritizing worker safety, and social responsibility to host communities.

Mining in Mongolia is a growing industry and, based on Steppe Gold’s interactions with the government of Mongolia, it appears committed to promote, through education and community outreach, that mining must contribute to the wellbeing of the country’s environment and communities. With the initiation of the Gold-2 Program, the government and Steppe Gold are committed to building capacity in-country to reinforce these goals. With that as background, we conceived and developed a professional development program for Mongolian leaders working in fields relating to the environment and in communities impacted by mining.

The partnership for this program began through a series of discussions earlier this year between Bataa Tumur-Ochir, President & CEO of Steppe Gold, and Shaun Usmar, CEO of Triple Flag Precious Metals, prompted by Triple Flag’s desire to support Steppe Gold in providing a robust growth and development opportunity to members of the host Mongolian community. It is our privilege to operate through our partners in local communities around the world and, demonstrating the positive impact that mining can have, further strengthens the relationships of our partners on the ground. At Triple Flag, we understand the need for meaningful impact and, rather than just providing funding to our operating partners, we choose to engage with our partners to create custom, value-added programs that enhance their already robust efforts, as is the case with Steppe Gold.

Only 6 months later, Triple Flag sponsored and hosted 9 delegates, in collaboration with Steppe Gold, to participate in a fully customized professional development and English-as-a-Second-Language program taking place predominantly at post-secondary educational institutions (universities/colleges) in St. Catharines and Sudbury, Ontario.

Additional opportunities to build upon English conversation abilities were integrated into the program. Triple Flag arranged for local Mongolian-Canadians to escort the delegates throughout their stay to ensure all of their needs were met and that they could interact with locals who spoke their language, making the most of their time and experience in Canada.

This program was an opportunity for delegates to be introduced to ESG topics and experiences with strong connections to the mining industry. The delegates will be able to positively communicate and educate the community at large, as well as the next generation of leaders, on the values of environmental sustainability and uplifting local communities for years to come.

The duration of the visit was nearly 3 weeks and included educational and informational sessions with mining executives and professionals, environmental leaders, and visits to a Canadian mine site, a reclaimed quarry, a waste management facility, and many other sustainable business operations. The focus of the program, more specifically, was related to best practices in mine closure and reclamation, mining waste and water management, mining environmental management, and environmental monitoring. By attending the program, the delegates increased their knowledge of international mining best practices, legislation, water management, mining management, environmental conservation, and rehabilitation. Most importantly, after returning home, the delegates can share the knowledge they’ve gained in Canada with their communities to widen their host communities’ current knowledge about mining and prevent potential problems from occurring.

From start to finish, Triple Flag added extra touches, conveying Canada’s welcoming hospitality. The delegation was escorted by management of Triple Flag throughout the program and was welcomed on their arrival with a ceremony which included executives from Triple Flag Precious Metals, Steppe Gold, and Brock University’s Deans, executives and representatives from the President’s Office. Following the formal presentations, the group proceeded to the Canada Games at the brand-new Canada Games Park, a fully sustainable venue, to cheer on two provinces as they faced off in an exciting exhibition of Canada’s official game – lacrosse. Closing out the program, the delegation was invited to enjoy a send-off barbecue at the home of one of Triple Flag’s executives and an opportunity to take a guided walk through a beautiful Toronto suburb, taking in the local schools, recreational facilities, and observing recycling and waste management in action.

We look forward to partnering with our current and future counterparties going forward as we collectively work towards meeting their social and environmental objectives within their local communities.

In our last report, we introduced two charitable organizations that we support in our ongoing endeavors to provide education and expose the next generation of students to mining-related fields, and encourage them to pursue both education and careers in the industry, and we have now joined forces with both of those organizations – Mining Matters and Young Mining Professionals.

To commemorate September 30, Canada’s 2nd annual Truth and Reconciliation Day, the entire Triple Flag team and guests invited from the banking community participated in hands-on learning activities, guided by Mining Matters and Triple Flag instructors. The team closed the session by reviewing the finalists for the Triple Flag Young Mining Professionals Scholarship Fund (“YMPSF”) bursary and deliberating on the winner of the award. Both activities further support our commitment to encouraging Indigenous youth and post-secondary students’ academic pursuits in mining-related fields.

Mining Matters is a Canadian charitable organization dedicated to educating young people to develop knowledge and awareness of Earth Sciences and the minerals industry through meaningful learning activities and innovative STEM education programs. Mining Matters provides engaging, hands-on mineral resources programming and practical mining educational opportunities for Indigenous youth.

The YMPSF was established to help fund and promote mining and mining-related education to Canada’s next-generation mining entrepreneurs. YMPSF’s mandate is to attract young people to Canada’s exploration and mining industry by supporting their academic studies in Earth Sciences post-secondary programs.

We acknowledge the land on which many of our global partners operate is located on traditional territories. Our head office in Toronto, Canada is located on the traditional territory of many nations including the Mississaugas of the Credit, the Anishnabeg, the Chippewa, the Haudenosaunee and the Wendat peoples and is now home to many diverse First Nations, Inuit and Métis peoples. We also acknowledge that Toronto is covered by Treaty 13 with the Mississaugas of the Credit.

Portfolio of Streaming and Royalty Interests

The following tables present our revenue and GEOs sold by asset for the periods indicated. GEOs are based on stream and royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during that quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

Three and nine months ended September 30, 2022 compared to three and nine months ended September 30, 2021

	Three months ended September 30		Nine months ended September 30
Revenue ($000s)	2022	2021	2022	2021
Streaming Interests
Cerro Lindo	$8,024	$13,427	$30,426	$43,721
Northparkes	5,351	7,632	18,561	20,025
ATO	5,183	1,190	10,799	4,341
RBPlat	3,027	3,297	10,636	11,147
Renard	2,348	1,831	6,978	4,620
Buriticá	1,449	2,044	5,084	5,763
Other[1]	196	378	1,402	1,366
	$25,578	$29,799	$83,886	$90,983
Royalty Interests
Fosterville	$3,486	$4,397	$12,073	$12,732
Young-Davidson	1,266	1,346	4,202	3,861
Dargues	1,066	702	3,338	2,479
Other[2]	2,358	882	4,500	3,376
	$8,176	$7,327	$24,113	$22,448
Total	$33,754	$37,126	$107,999	$113,431

	Three months ended September 30		Nine months ended September 30
Revenue ($000s)	2022	2021	2022	2021
Gold	$20,605	$18,171	$61,205	$54,981
Silver	10,605	16,891	39,159	53,363
Other	2,544	2,064	7,635	5,087
Total	$33,754	$37,126	$107,999	$113,431

1 Includes revenue from Gunnison and Pumpkin Hollow.

2 Includes revenue from Eagle River, East Timmins, Hemlo, Henty and Stawell.

	Three months ended September 30		Nine months ended September 30
GEOs (ounces)	2022	2021	2022	2021
Streaming Interests
Cerro Lindo	4,640	7,502	16,592	24,290
Northparkes	3,095	4,266	10,144	11,114
ATO	2,998	665	5,999	2,403
RBPlat	1,751	1,843	5,810	6,193
Renard	1,358	1,023	3,829	2,567
Buriticá	838	1,142	2,777	3,200
Other[1]	113	211	757	758
	14,793	16,652	45,908	50,525
Royalty Interests
Fosterville	2,016	2,456	6,599	7,074
Young-Davidson	733	752	2,300	2,145
Dargues	617	392	1,829	1,377
Other[2]	1,364	494	2,507	1,876
	4,730	4,094	13,235	12,472
Total	19,523	20,746	59,143	62,997

1 Includes GEOs from Gunnison and Pumpkin Hollow.

2 Includes GEOs from Eagle River, East Timmins, Hemlo, Henty and Stawell.

	Three months ended September 30		Nine months ended September 30
GEOs (ounces)	2022	2021	2022	2021
Gold	11,918	10,154	33,587	30,529
Silver	6,134	9,439	21,368	29,643
Other[1]	1,471	1,153	4,188	2,825
Total	19,523	20,746	59,143	62,997

1 Refers to copper and diamonds.

For the three months ended September 30, 2022, GEOs sold were 19,523 ounces, a decrease of 6% from 20,746 GEOs sold for the same period in the prior year. The decrease was largely driven by lower GEOs from the Northparkes and Cerro Lindo streams due to lower deliveries and a higher ratio of gold prices to silver prices during the period. This was partially offset by higher GEOs from the ATO stream due to higher deliveries.

For the nine months ended September 30, 2022, we sold 59,143 GEOs, a decrease of 6% from 62,997 GEOs sold for the same period in the prior year, largely due to a higher ratio of gold prices to silver prices during the period as well as lower GEOs from the Cerro Lindo stream due to lower deliveries, partially offset by higher GEOs from the ATO stream due to higher deliveries as well as higher GEOs from the Renard stream due to higher diamond prices.

Key Developments

Since September 30, 2022

Pumpkin Hollow (97.5% gold and silver stream)

Subsequent to quarter-end, Nevada Copper Corp. (“Nevada Copper”) signed its previously announced restart financing package in order to support the restart and ramp-up of the Pumpkin Hollow underground copper mine. As part of this financing package, Triple Flag provided $30 million of funding, consisting of a payment of $26.2 million for increasing the existing net smelter returns royalty on Nevada Copper’s open pit project from 0.7% to 2% and acceleration of the $3.8 million remaining funding under the metal purchase and sale agreement. These payments will be recorded as mineral interests in the financial statements during the fourth quarter.

For the three and nine months ended September 30, 2022

Steppe Gold Prepaid Gold Interest

On September 26, 2022, the Company entered into an agreement with Steppe Gold Ltd. (“Steppe Gold”) to acquire a prepaid gold interest (“Steppe Gold Prepaid Gold Interest”). Under the terms of the agreement, the Company made a cash payment of $4.8 million to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold that will be delivered by Steppe Gold within the next 8 months. First delivery under the arrangement is expected to take place before the end of the year.

The Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and fair value is calculated based on LBMA PM fix on the last trading day of the quarter. For the three and nine months ended September 30, 2022, the Company recognized income of $0.2 million as a result of changes in fair value of the prepaid gold interest ($nil for three and nine months ended September 30, 2021).

Credit Facility Amendment

On September 22, 2022, the Company extended the maturity of the $500 million Credit Facility by three years, with a new maturity date of August 30, 2026, and increased the uncommitted accordion from $100 million to $200 million, for a total availability of up to $700 million. Under the amendment, the London Inter-Bank Offered Rate (“LIBOR”) benchmark interest rate was replaced by the Secured Overnight Financing Rate (“SOFR”). All other significant terms of the Credit Facility remain unchanged. Transaction costs relating to the amendment of $1.8 million were recorded in other assets on the effective date of the amendment.

Stornoway restructuring

On April 29, 2022, Stornoway Diamonds (Canada) Inc. (“Stornoway”), the Renard Streamers (including TF R&S Canada Limited, a subsidiary of Triple Flag) and the secured creditors of Stornoway (including TF R&S Canada Limited) completed amendments to the Renard stream and secured debt of Stornoway. Key components of the agreements are as follows:

•	The amounts outstanding under the Stornoway Working Capital Facility (the “Facility”) were fully repaid on April 29, 2022 (Stornoway repaid C$1.5 million to Triple Flag);

•	The Facility remains available to be drawn by Stornoway up to an amount of C$20 million in total (C$2.6 million attributable to Triple Flag). The maturity date of the Facility has been extended to December 31, 2025;

•	Stream payments will be required in a given quarter provided:

-	Stornoway satisfies certain minimum cash thresholds, and

-	No amounts are outstanding under the Facility;

•	In the event that Stornoway does not satisfy minimum cash thresholds at the end of a given quarter, the Renard Streamers will be required to resume reinvesting all or a portion of their net proceeds under the Renard Stream into the Stornoway Bridge Financing Facility (the “Bridge”); and

•	The maturity date of the Bridge and other loans has been extended to December 31, 2025, subject to further extension of the maturity of the Bridge to December 2028 in certain events. Certain amounts outstanding under the Bridge are subject to early repayment at the end of each year to the extent that Stornoway then satisfies certain excess cash thresholds.

For the three months ended September 30, 2022, stream payments were made as a result of Stornoway satisfying the minimum cash threshold and having no amounts outstanding under the Facility.

Acquisition of Sofia NSR Royalty

On March 7, 2022, the Company entered into a royalty purchase agreement with a third party to acquire a 1% net smelter returns (“NSR”) royalty over the Sofia Project (“Sofia”), located in Chile, for $5 million. The transaction closed on May 3, 2022. Concurrent with the royalty purchase agreement, the Company also acquired 2 million common shares of 2673502 Ontario Inc., a company with a 96% interest in AndeX Minerals, which in turn owns 100% of Sofia, for C$3 million (the “AndeX Equity Interest”) and received a right of first refusal over an additional 1% NSR royalty covering Sofia.

Beaufor Royalty

On February 4, 2022, the Company entered into a royalty purchase agreement with a third party to acquire a 2% NSR royalty (with a milestone-based stepdown to 1%) on the Beaufor Mine (the “Beaufor Royalty”) for C$6.75 million. In connection with this transaction, the Company entered into a binding agreement with Monarch Mining Corporation (“Monarch”), the operator of the Beaufor mine, to provide Monarch with additional funding of C$4.5 million in consideration for increasing the royalty rate to 2.75% and eliminating the stepdown.

Talon Royalty Buydown

On February 15, 2022, Talon Nickel (USA) LLC (“Talon”) exercised its right to reduce the royalty rate under the Tamarack royalty agreement from 3.5% to 1.85% of Talon’s interest in the Tamarack project in exchange for a payment of $4.5 million (“Talon Royalty Buydown”). The Company acquired its royalty on the Tamarack project for $5 million in March 2019. This resulted in a gain on disposition of $2.1 million.

For the year ended December 31, 2021

Gunnison Stream Amendment

On December 22, 2021, the Company and Excelsior Mining Corp. including its subsidiaries (“Excelsior”), agreed to an amendment of the Stream Agreement between the Company and Excelsior, thereby helping facilitate certain transactions. Pursuant to the amendment, the Company and Excelsior agreed to remove Excelsior’s buydown option and concurrently agreed to re-price Triple Flag’s 3.5 million common share purchase warrants to C$0.54 per common share (from the prior exercise price of C$1.50 per common share). This amendment was reflected in our results for the year ended December 31, 2021 and did not have a material impact on our financial statements.

Acquisition of Chilean Royalty Portfolio

On December 21, 2021, we entered into an agreement with Azufres Atacama SCM to acquire 2% NSR royalties on each of the Aster 2, Aster 3 and Helada properties that are proximal to Gold Fields Limited’s (“Gold Fields”) Salares Norte project in Chile for $4.9 million. These properties cover prospective exploration ground that Gold Fields has been exploring. The Salares Norte project is currently under construction with anticipated first production in 2023. The royalties include buydown provisions that would reduce the amount of each NSR royalty from 2% to 1%. The amount to be received by the Company if the buydown provisions are exercised would be $2 million for the Aster 2 royalty and $4 million for each of the Aster 3 and Helada royalties.

Normal Course Issuer Bid and Automatic Share Purchase Plan

In October 2021, the Company established a normal course issuer bid (“NCIB”). Under the NCIB, the Company could acquire up to 2,000,000 of its common shares from time to time in accordance with the NCIB procedures of the Toronto Stock Exchange (“TSX”). Repurchases under the NCIB were authorized until October 13, 2022. Daily purchases were limited to 8,218 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 20, 2021 to October 5, 2021, being 32,872 common shares, except where purchases were made in accordance with the “block purchase exemption” of the TSX rules. All common shares that were repurchased by the Company under the NCIB were cancelled. For the three and nine months ended September 30, 2022, the Company had purchased 151,196 and 178,004 of its common shares under the NCIB, respectively, which have been cancelled (three months ended December 31, 2021: 155,978 shares).

In December 2021, in connection with the NCIB, the Company entered into an automatic share purchase plan (“ASPP”) with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of its common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, prior to entering into a blackout period, the Company may instruct the designated broker to make purchases under the NCIB in accordance with the terms of the ASPP. Such purchases will be made by the designated broker in its sole discretion based on parameters established by us prior to the blackout period in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP. The ASPP was implemented effective January 1, 2022.

Dividend Reinvestment Plan

In October 2021, we announced that we had implemented a Dividend Reinvestment Plan (the “DRIP”). Participation in the DRIP is optional and will not affect shareholders’ cash dividends, unless they elect to participate in the DRIP. At the Company’s discretion, reinvestment will be made by acquiring common shares from the open market or issuing shares from Treasury. The plan is effective for dividends declared by the Company, beginning with dividends declared in November 2021.

Initial Public Offering

TF Precious Metals closed its IPO on May 26, 2021. TF Precious Metals sold an aggregate of 19,230,770 treasury common shares at an offering price of $13.00 per share. On June 29, 2021, the underwriters of the IPO exercised an over-allotment option granted to purchase a further 1,058,553 treasury common shares at the initial offering price of $13.00 per share. The common shares were listed on the TSX in both Canadian and U.S. dollars under the symbols TSX:TFPM and TSX:TFPM.U, respectively. Total proceeds from the IPO, net of underwriter fees and various issue costs, were $245,115. On August 30, 2022, the Company commenced trading on the New York Stock Exchange under the symbol TFPM, the same symbol the Company’s common shares trade under in Canadian dollars on the TSX. The TFPM.U ticker symbol traded in United States dollars on the TSX was discontinued on September 16, 2022.

IAMGOLD Royalty Portfolio Purchase

On January 12, 2021, we entered into an agreement (the “IAMGOLD Agreement”) to purchase a royalty portfolio from IAMGOLD Corporation and certain of its subsidiaries (together, “IAMGOLD”). On March 26, 2021, we entered into an amendment to the IAMGOLD Agreement, pursuant to which we agreed to acquire a royalty portfolio consisting of 34 royalties on various exploration and development properties for an aggregate acquisition price of $45.7 million. The acquisition closed during the first half of 2021. Transaction costs incurred of $393 thousand were capitalized at the acquisition date.

Operating Assets – Performance

Our business is organized into a single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and royalties. Our chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Asset Performance — Streams (producing)

1.	Cerro Lindo (Operator: Nexa Resources)

Under the stream agreement with Nexa, we receive 65% of payable silver produced from the Cerro Lindo mine until 19.5 million ounces have been delivered and 25% thereafter. At September 30, 2022, 11.5 million ounces of silver had been delivered under the stream agreement with Nexa since inception.

For the three months ended September 30, 2022, we sold the 422,374 ounces of silver delivered under the agreement, a 27% decrease from the same period in the prior year, driven by lower deliveries. GEOs sold were 4,640 for the three months ended September 30, 2022, compared to 7,502 for the same period in the prior year, driven by a higher ratio of gold to silver prices and lower deliveries.

For the nine months ended September 30, 2022, Nexa delivered 1,361,663 ounces of silver, a 21% decrease from the same period in the prior year. We sold 1,395,857 ounces of silver received from the Cerro Lindo stream for the nine months ended September 30, 2022, a 20% decrease from the same period in the prior year, driven by lower deliveries. GEOs sold were 16,592 for the three months ended September 30, 2022, compared to 24,290 for the same period in the prior year, driven by a higher ratio of gold to silver prices and lower deliveries.

2.	RBPlat PGM Operations (Operator: RBPlat)

Under the stream agreement with RBPlat, we receive 70% of the payable gold until 261,000 ounces are delivered, and 42% of payable gold thereafter on the RBPlat PGM Operations. At September 30, 2022, 19,933 ounces of gold had been delivered under the stream agreement with RBPlat since inception. For the three months ended September 30, 2022, we sold the 1,727 ounces of gold delivered by RBPlat under the stream agreement, a 5% decrease from the ounces delivered and sold for the same period in the prior year. The decrease in metal sales was driven by lower deliveries. GEOs sold were 1,751 for the three months ended September 30, 2022, compared to 1,843 for the same period in the prior year.

For the nine months ended September 30, 2022, we sold the 5,758 ounces of gold delivered by RBPlat under the stream agreement, a 7% decrease from the ounces delivered and sold in the prior year. The decrease in metal sales was driven by lower deliveries. GEOs sold were 5,810 for the nine months ended September 30, 2022, compared to 6,193 for the prior year.

3.	Altan Tsagaan Ovoo (“ATO”) (Operator: Steppe Gold Limited)

Under the stream agreement with Steppe Gold, we receive 25% of the payable gold until 46,000 ounces of gold have been delivered and thereafter 25% of payable gold subject to an annual cap of 7,125 ounces, and 50% of the payable silver until 375,000 ounces of silver have been delivered and thereafter 50% of payable silver subject to an annual cap of 59,315 ounces produced from the ATO mine in Mongolia. At September 30, 2022, 17,038 ounces of gold and 30,830 ounces of silver had been delivered under the stream agreement with Steppe Gold since inception.

For the three months ended September 30, 2022, we sold the 2,927 ounces of gold and 9,214 ounces of silver delivered to the Company, compared to the 659 ounces of gold and 136 ounces of silver sold in the same period in the prior year, respectively. GEOs sold were 2,998 for the three months ended September 30, 2022, compared to 665 for the same period in the prior year.

For the nine months ended September 30, 2022, we sold the 5,905 ounces of gold and 12,728 ounces of silver delivered to the Company, compared to the 2,356 ounces of gold and 875 ounces of silver sold and delivered in the same period in the prior year, respectively. GEOs sold were 5,999 for the nine months ended September 30, 2022, compared to 2,403 for the same period in the prior year.

4.	Northparkes (Operator: CMOC)

Under the stream agreement with CMOC, we receive 54% of the payable gold until an aggregate of 630,000 ounces have been delivered and thereafter 27% of payable gold, and 80% of the payable silver produced until an aggregate of 9 million ounces of silver have been delivered to us, and 40% of the payable silver thereafter for the remainder of the life of the mine. At September 30, 2022, 25,496 ounces of gold and 451,808 ounces of silver had been delivered under the stream agreement with CMOC since inception.

For the three months ended September 30, 2022, we sold the 2,544 ounces of gold and 48,707 ounces of silver delivered to the Company. This compares to 2,262 ounces of gold and 37,782 ounces of silver delivered and 3,478 ounces of gold and 56,282 ounces of silver sold in the same period in the prior year. GEOs sold were 3,095 for the three months ended September 30, 2022, as compared to 4,266 for the same period in the prior year.

For the nine months ended September 30, 2022, 7,272 ounces of gold and 148,571 ounces of silver were delivered to the Company and 8,460 ounces of gold and 148,571 ounces of silver were sold. This compares to 9,137 ounces of gold and 142,291 ounces of silver delivered and sold in the same period in the prior year. GEOs sold were 10,144 for the nine months ended September 30, 2022, compared to 11,114 for the same period in the prior year.

5.	Buriticá (Operator: Zijin Mining)

Under the stream agreement, we receive 100% of payable silver based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.

For the three months ended September 30, 2022, we sold the 77,546 ounces of silver delivered under the agreement, a 10% decrease from the same period in the prior year. GEOs sold were 838 for the three months ended September 30, 2022, compared to 1,142 for the same period in the prior year.

For the nine months ended September 30, 2022, we sold the 235,185 ounces of silver delivered under the agreement, a 4% increase from the same period in the prior year. GEOs sold were 2,777 for the nine months ended September 30, 2022, compared to 3,200 for the same period in the prior year.

6. Renard (Operator: Stornoway Diamond Corporation)

Under the stream agreement with Stornoway Diamond Corporation (“Stornoway”) we receive 4% of payable carats over the life of the asset.

For the three months ended September 30, 2022, there were 19,118 diamond carats attributable to the Company under the agreement, a 2% increase from the same period in the prior year. GEOs sold were 1,358 for the three months ended September 30, 2022, compared to 1,023 for the same period in the prior year, largely driven by higher diamond prices.

For the nine months ended September 30, 2022, there were 53,877 diamond carats attributable to the Company under the agreement, in line with the same period in the prior year. GEOs sold were 3,829 for the nine months ended September 30, 2022, compared to 2,567 for the same period in the prior year, largely driven by higher diamond prices.

Asset Performance — Royalties (Producing)

1.	Fosterville Gold Mine (Operator: Agnico Eagle effective February 8, 2022)

We own a 2% NSR royalty interest in Agnico Eagle’s Fosterville mine in Australia. On October 26, 2022, Agnico Eagle reported third quarter 2022 results. For the three months ended September 30, 2022, Fosterville milled 172,000 tonnes of ore at an average grade of 15.11 g/t Au resulting in gold production of 81,801 ounces, compared to 134,772 ounces produced in the same period in the prior year. From February 8, 2022 to September 30, 2022, Fosterville milled 385,000 tonnes of ore at an average grade of 20.46 g/t Au resulting in gold production of 249,693 ounces. For the nine months ended September 30, 2022, Fosterville produced 294,573 ounces of gold, compared to 401,445 ounces produced for the same period in the prior year. Mine production continues to be affected by primary ventilation operating restrictions related to low frequency noise constraints. In the third quarter and first nine months of 2022, the Company has successfully adjusted the mining sequence to offset production impacts.

GEOs earned were 2,016 and 6,599 for the three and nine months ended September 30, 2022, respectively, compared to 2,456 and 7,074 for the same periods in the prior year.

2.	Young-Davidson Gold Mine (Operator: Alamos Gold)

We own a 1.5% NSR royalty interest in Alamos Gold’s Young-Davidson mine in Canada. On October 26, 2022, Alamos Gold Inc. (‘‘Alamos Gold’’) reported third quarter 2022 results. For the three months ended September 30, 2022, Young-Davidson processed 719,050 tonnes of ore at an average grade of 2.31 g/t Au and a recovery of 92%, resulting in gold production of 49,300 ounces, a 1% decrease from the same period in the prior year. For the nine months ended September 30, 2022, Young-Davidson processed 2,161,792 tonnes of ore at an average grade of 2.31 g/t Au and a recovery of 91%, resulting in gold production of 147,600 ounces, a 3% increase from the same period in the prior year.

GEOs earned were 733 and 2,300 for the three and nine months ended September 30, 2022, respectively, compared to 752 and 2,145 for the same periods in the prior year.

Development Stage Assets

Kemess Project (Operator: Centerra Gold Inc.)

In May 2018, we entered into a silver purchase and sale agreement for a 100% silver stream, subject to a fixed ratio floor of 5.5755 ounces of silver for each 1,000 pounds of payable copper produced from the Kemess underground area, subject to fixed payable metal percentages for copper and silver, in exchange for an initial upfront deposit of $45 million, payable in stages, following the public announcement of a construction decision, plus a payment equal to 10% of the average five-day silver market price for each ounce of silver purchased.

The Kemess project is a brownfield project located in British Columbia approximately 430 kilometers northwest of Prince George. The project is 100% owned by Centerra and includes the Kemess underground deposit, the Kemess East deposit and the existing infrastructure of the former Kemess South mine. Currently, the Kemess site is in care and maintenance with on-site activities focused on surface preparation work for future construction activities should Centerra decide to proceed with development. The public announcement of the construction decision will trigger our funding obligation and commencement of payments, as outlined in the “Contractual Obligations and Commitments” section of this MD&A.

Portfolio of Investments

Our assets include a portfolio of shares and warrants of various companies. We rarely, but occasionally, invest in companies as part of our acquisition of a stream, royalty or other similar interest. These investments are reflected within current assets on the consolidated financial statements. We may, from time to time, and without further notice except as required by law, increase or decrease our investments at our discretion.

The following table includes our investments as of September 30, 2022:

Company	Original Cost ($ thousands)	Fair Value ($ thousands)
Excelsior Mining Corp.[1]	10,000	1,564
Nevada Copper Corp.[2]	10,033	411
Steppe Gold Ltd.[3]	895	425
Other equity investments[4]	2,357	2,357

1 Includes 13,818,977 common shares and 3,500,000 common share purchase warrants exercisable to acquire one common share of Excelsior at a purchase price of C$0.54 (the “Excelsior Warrants”). The Excelsior Warrants were out of the money at September 30, 2022. The Excelsior Warrants expire on November 30, 2023.

2 Includes 2,500,000 common shares and 1,500,000 common share purchase warrants exercisable to acquire one common share of Nevada Copper at a purchase price of C$2.25 per common share, which expire on March 27, 2025 (the “Nevada Copper Warrants”). The Nevada Copper Warrants were out of the money at September 30, 2022.

3 Includes 580,000 common shares and 2,080,000 common share purchase warrants, each of which is exercisable to acquire one common share of Steppe Gold at a purchase price equal to the initial public offering price, expiring May 22, 2023 (the “Steppe Warrants”).

4 Includes equity investments in private entities.

The following table includes our investments as of December 31, 2021:

Company	Original Cost ($ thousands)	Fair Value ($ thousands)
Excelsior Mining Corp.[1]	10,000	4,571
GoldSpot Discoveries Corp.[2]	1,953	4,711
Talon Metals Corp.[3]	322	2,397
Nevada Copper Corp.[4]	10,033	1,389
Steppe Gold Ltd.[5]	895	604

1 Includes 13,818,977 common shares and the Excelsior Warrants, which were out of the money at December 31, 2021.

2 Includes 6,444,786 common shares, which were divested in the three months ended March 31, 2022, for C$4.2 million.

3 Includes 5,000,000 common shares, which were divested in the three months ended March 31, 2022, for C$3.7 million.

4 Includes 2,500,000 common shares and the Nevada Copper Warrants, which were out of the money at December 31, 2021.

5 Includes 580,000 common shares, the Steppe Warrants. Also includes 2,300,000 unit purchase warrants, each of which is exercisable to acquire: (i) one common share of Steppe Gold and (ii) one warrant exercisable to acquire one common share of Steppe Gold for a purchase price of C$2.00 per unit (the “Steppe Unit Warrants”). The Steppe Unit Warrants expired on September 15, 2022.

Financial Condition Review

Summary Balance Sheet

The following table presents summarized consolidated balance sheet information as at September 30, 2022 and December 31, 2021:

($ thousands)	As at September 30, 2022	As at December 31, 2021
Cash and cash equivalents	$82,703	$40,672
Other current assets	21,333	31,756
Non-current assets	1,221,463	1,230,981
Total assets	$1,325,499	$1,303,409

Current liabilities	$6,244	$4,470
Other non-current liabilities	7,195	4,317
Total liabilities	13,439	8,787
Total shareholders’ equity	1,312,060	1,294,622
Total liabilities and shareholders’ equity	$1,325,499	$1,303,409

Total assets were $1,325.5 million as at September 30, 2022, compared to $1,303.4 million as at December 31, 2021. Our asset base primarily consists of non-current assets such as mineral interests, which consist of our interests in streams and royalties. Our asset base also includes current assets, which generally include cash and cash equivalents, receivables, metal inventory, financial assets and equity interests in various mining companies with which we have a stream or royalty interest. The increase in total assets from December 31, 2021 was driven by an increase in cash balances from operating cash flows generated and the addition of streams and royalties during the first nine months of 2022 as we continued to grow through acquisitions, partially offset by net disposition of equity investments.

Total liabilities were $13.4 million as at September 30, 2022, compared to $8.8 million as at December 31, 2021. Total liabilities consist largely of amounts payable and accrued liabilities, deferred tax liabilities and lease obligations.

Total shareholders’ equity as at September 30, 2022 was $1,312.1 million, compared to $1,294.6 million as at December 31, 2021. The increase in shareholders’ equity reflects income generated during the period net of dividends paid.

Shareholders’ Equity

As at September 30, 2022	Number of shares
Common shares	155,858,733

As at December 31, 2021	Number of shares
Common shares	156,036,737

Our common shares are listed on the Toronto Stock Exchange in Canadian dollars under the symbol TSX:TFPM and on the New York Stock Exchange under the symbol NYSE:TFPM. In the second quarter, the Company declared and paid a dividend of $0.05 per share.

In October 2021, the Company established an NCIB. For the three months ended September 30, 2022, the Company purchased 81,242 of its common shares under the NCIB for $0.9 million and 69,954 of its common shares under the NCIB for C$ 1.1 million. For the nine months ended September 30, 2022, the Company purchased 108,050 of its common shares under the NCIB for $1.3 million and 69,954 of its common shares under the NCIB for C$1.1 million.

As at November 7, 2022, 155,858,733 common shares are issued and outstanding and stock options are outstanding to purchase a total of 3,032,771 common shares.

Comprehensive Income

Comprehensive income consists of net earnings or loss, together with certain other economic gains and losses, which, collectively, are described as ‘‘other comprehensive income (loss)’’ or ‘‘OCI’’ and excluded from the statement of income (loss). OCI includes realized and unrealized gains/losses from derivative contracts (interest rate swaps) designated as cash flow hedges. For the three months ended September 30, 2022 and 2021, other comprehensive income was $nil. For the nine months ended September 30, 2022, other comprehensive income was $nil. For the nine months ended September 30, 2021, other comprehensive income was $243 thousand on an after-tax basis, consisting of $25 thousand unrealized gains (after-tax) as well as $218 thousand realized losses (after-tax) from closing out the interest rate swap contracts designated as cash flow hedges. There was a $nil balance in accumulated other comprehensive income (“AOCI”) at September 30, 2022.

Condensed Consolidated Statements of Income

Three and nine months ended September 30, 2022 compared to three and nine months ended September 30, 2021

The following table presents summarized consolidated statements of income information for the three and nine months ended September 30, 2022 and 2021:

($ thousands except share and	Three months ended September 30		Nine months ended September 30
per share information)	2022	2021	2022	2021
Revenue	$33,754	$37,126	$107,999	$113,431
Cost of sales	14,034	16,946	45,453	50,829
Gross profit	19,720	20,180	62,546	62,602

General administration costs	3,627	4,039	11,084	8,035
Sustainability initiatives	255	80	638	434
Business development costs	694	114	1,932	443
IPO readiness costs	-	-	-	670
Operating income	15,144	15,947	48,892	53,020

Gain on disposition of mineral interest	-	-	2,099	-
Decrease in fair value of investments	(522)	(8,945)	(5,014)	(10,846)
Finance costs, net	(262)	(494)	(1,241)	(5,071)
Increase in fair value of prepaid gold interest	215	-	215	-
Loss on derivatives	-	-	-	(297)
Foreign currency translation (loss) gain	(136)	(46)	(289)	(24)
Other expense	(705)	(9,485)	(4,230)	(16,238)
Earnings before income taxes	14,439	6,462	44,662	36,782
Income tax expense	(1,624)	(1,334)	(5,036)	(4,636)
Net earnings	$12,815	$5,128	$39,626	$32,146
Weighted average shares outstanding –basic	155,970,318	156,192,715	156,003,665	145,284,500
Weighted average shares outstanding –diluted	155,970,318	156,192,715	156,003,665	145,284,500
Earnings per share – basic and diluted	$0.08	$0.03	$0.25	$0.22

Three months ended September 30, 2022 compared to three months ended September 30, 2021

Revenue was $33.8 million, a decrease of 9% from $37.1 million for the same period in the prior year due to $2.5 million lower revenue due to lower silver prices, $0.9 million lower revenue due to lower gold prices and $0.5 million lower revenue due to lower volume from streams and royalties, partially offset by $0.5 million higher revenue due to higher diamond prices. Lower revenue from streams and royalties was largely driven by lower stream deliveries from Cerro Lindo and Northparkes, and lower attributable ounces from Fosterville, partially offset by higher stream deliveries from the ATO stream.

Market gold price and gold sales volume for our streams were $1,729 per ounce and 7,199 ounces, respectively, compared to $1,790 per ounce and 6,025 ounces, respectively, in the prior year. Market silver price and silver sales volume were $19.23 per ounce and 558 thousand ounces, respectively, compared to $24.36 per ounce and 723 thousand ounces, respectively, in the prior year.

Cost of sales primarily represented the price of metals acquired under the stream agreement as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $14.0 million (including depletion) from streams and royalties, compared to $16.9 million (including depletion) from streams and royalties for the same period in the prior year. The decrease in cost of sales for the three months ended September 30, 2022 was largely due to cost of sales associated with lower metal deliveries from streams and lower attributable ounces from royalties.

Gross profit was $19.7 million, a decrease of 2% from $20.2 million for the same period in the prior year. The decrease was driven by lower gross profit from the Cerro Lindo and Northparkes streams due to lower stream deliveries and lower silver prices, partially offset by higher gross profit from the ATO stream due to higher stream deliveries and higher gross profit from the Renard stream due to higher diamond prices.

General administration costs were $3.6 million, compared to $4.0 million for the same period in the prior year. Lower costs for the three months ended September 30, 2022 were largely due to lower employee costs, partially offset by higher office, insurance and other expenses driven by various public company costs, including directors’ and officers’ liability insurance costs and higher professional services driven by increased costs associated with operating as a public company.

Sustainability initiatives represent costs incurred to acquire carbon offsets to counter our carbon footprint, which consists of not only the greenhouse gas emissions associated with our direct business activities, but also includes our share of emissions associated with production of our attributable metals production by our counterparties, to the point of saleable metals. Sustainability initiatives also include partial funding of a bursary program in South Africa, community investments around Northparkes, and various social initiatives including donations and administration costs relating to the ESG program. For the three months ended September 30, 2022, expenditures on various sustainability initiatives were $255 thousand, compared to $80 thousand for the same period in the prior year.

Increase in fair value of prepaid gold interest for the three months ended September 30, 2022, represents changes in the fair value of the Steppe Gold prepaid gold interest.

Business development costs were $0.7 million, compared to $0.1 million for the same period in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Movements in fair value of investments were a $0.5 million decrease, compared to an $8.9 million decrease for the same period in the prior year. This was due to a lower decrease in market prices of our equity investments in the current period compared to the same period in the prior year.

Finance costs, net were $0.2 million, compared to $0.5 million for the same period in the prior year. The finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash balances. Lower finance costs were driven by lower interest on debt, which was fully repaid during the third quarter of 2021, partially offset by higher standby charges driven by the lower outstanding debt balance.

Net earnings were $12.8 million, compared to $5.1 million for the same period in the prior year. Higher net earnings in 2022 were driven by lower mark to market losses from equity investments and lower general administration costs, partially offset by lower gross profit across the portfolio, higher business development costs and higher income taxes.

Nine months ended September 30, 2022 compared to nine months ended September 30, 2021

Revenue was $108.0 million, a decrease of 5% from $113.4 million for the same period in the prior year due to $6.4 million lower revenue due to lower silver prices, $1.2 million lower revenue due to lower volume from streams and royalties and $0.2 million lower revenue due to lower gold prices, partially offset by $2.4 million higher revenue due to higher diamond prices. Lower revenue from streams and royalties was driven by lower stream deliveries from the Cerro Lindo and Northparkes streams, partially offset by higher stream deliveries from the ATO stream.

Market gold price and gold sales volume for our streams were $1,824 per ounce and 20,447 ounces, respectively, compared to $1,800 per ounce and 18,061 ounces, respectively, in the prior year. Market silver price and silver sales volume were $21.92 per ounce and 1.8 million ounces, respectively, compared to $25.75 per ounce and 2.1 million ounces, respectively, in the prior year.

Cost of sales primarily represents the price of metals acquired under the stream agreement as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $45.5 million (including depletion) from streams and royalties, compared to $50.8 million (including depletion) from streams and royalties for the same period in the prior year. The decrease in cost of sales for the nine months ended September 30, 2022 was largely due to cost of sales associated with lower metal deliveries from streams.

Gross profit was $62.5 million, compared to $62.6 million for the same period in the prior year. The decrease was driven by lower gross profit from the Cerro Lindo stream due to lower stream deliveries and lower silver prices, partially offset by higher gross profit from the ATO stream due to higher stream deliveries, higher gross profit from the Renard stream due to higher diamond prices and a higher proportion of royalties compared to the same period in the prior year as royalties typically generate nearly a 100% margin.

General administration costs were $11.1 million, compared to $8.0 million for the same period in the prior year. Higher costs for the nine months ended September 30, 2022 were largely due to higher employee costs driven by share based payments granted to employees and directors, higher office, insurance and other expenses driven by various public company costs, including directors’ and officers’ liability insurance costs and higher professional services driven by increased costs associated with operating as a public company.

Business development costs were $1.9 million, compared to $0.4 million for the same period in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Sustainability initiatives represent costs incurred to acquire carbon offsets to counter our carbon footprint, which consists of not only the greenhouse gas emissions associated with our direct business activities, but also includes our share of emissions associated with production of our attributable metals production by our counterparties, to the point of saleable metals. Sustainability initiatives also include partial funding of a bursary program in South Africa, community investments around Northparkes, and various social initiatives including donations and administration costs relating to the ESG program. For the nine months ended September 30, 2022, expenditures on various sustainability initiatives were $0.6 million, compared to $0.4 million in the same period in the prior year.

Increase in fair value of prepaid gold interest in the three months ended September 30, 2022 represents changes in the fair value of the Steppe Gold prepaid gold interest.

Movements in fair value of investments were a $5.0 million decrease, compared to a $10.8 million decrease for the same period in the prior year. This was due to a lower decrease in market prices of our equity investments in the current period, compared to the decrease in market prices of our equity investments in the same period in the prior year.

Finance costs, net were $1.2 million, compared to $5.1 million for the same period in the prior year. The finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash balances. Lower finance costs were driven by lower interest on debt, which was fully repaid during the third quarter of 2021, partially offset by higher standby charges driven by the lower outstanding debt balance.

Gain on disposition of mineral interests of $2.1 million represents the gain on the Talon Royalty Buydown.

Loss on derivatives was $0.3 million in the prior year. Subsequent to the IPO, the Company repaid most of its Credit Facility and closed out the interest rate swap, resulting in a loss of $0.3 million. The Company has no hedge contracts at this time.

Income tax expense was $5.0 million, compared to $4.6 million for the same period in the prior year. The increase in income tax expense was driven by higher income tax associated with our Australian royalties, partially offset by tax recovery associated with increased general administration costs, business development costs and sustainability initiatives.

Net earnings were $39.6 million, compared to $32.1 million for the same period in the prior year. Higher net earnings in 2022 were driven by lower mark to market losses from equity investments, lower finance costs and gain on disposition of mineral interests, partially offset by higher general administration costs driven by public company costs, higher business development costs and higher income taxes.

Condensed Statements of Cash Flows

Three and nine months ended September 30, 2022 compared to three and nine months ended September 30, 2021

The following table presents summarized consolidated statements of cash flow information for the three and nine months ended September 30, 2022 and September 30, 2021.

	Three months ended September 30		Nine months ended September 30
($ thousands)	2022	2021	2022	2021
Operating cash flow before working capital and taxes	$27,438	$30,314	$88,398	$94,857
Income taxes paid	(1,568)	(1,958)	(5,083)	(4,264)
Change in working capital	(514)	1,099	(1,690)	425
Operating cash flow	25,356	29,455	81,655	91,018

Net Cash used in (from) investing activities	(4,800)	572	(10,961)	(42,835)

Net Cash used in financing activities	(12,033)	(15,021)	(28,334)	(42,111)
Effect of exchange rate changes on cash and cash equivalents	(251)	(20)	(329)	(4)
Increase (decrease) in cash during the period	8,272	14,986	42,031	6,068
Cash and cash equivalents at beginning of period	74,431	11,719	40,672	20,637
Cash and cash equivalents at end of period	$82,703	$26,705	$82,703	$26,705

Three months ended September 30, 2022 compared to three months ended September 30, 2021

Operating cash flow was $25.4 million, a decrease of 14% from $29.5 million for the same period in the prior year. The decrease was due to lower operating cash flow before working capital and working capital adjustments, partially offset by lower net cash taxes paid. Operating cash flow before working capital and taxes was $27.4 million, a decrease of 9% from $30.3 million for the same period in the prior year. The decrease was driven by lower cash flows from streams and royalties and higher business development costs, partially offset by lower general administration costs.

Net cash used in investing activities was $4.8 million, compared to net cash from investing activities of $0.6 million for the same period in the prior year. Net cash used in investing activities in 2022 included $4.8 million of funding for the Steppe Gold Prepaid Gold Interest. Net cash from investing activities in 2021 included $643 thousand of proceeds from the sale of 769 thousand shares of GoldSpot, partially offset by $71 thousand of stream funding for the Pumpkin Hollow gold and silver stream.

Net cash used in financing activities was $12.0 million, compared to $15.0 million for the same period in the prior year. Net cash used in financing activities in 2022 largely consisted of dividend payments of $7.8 million, $1.8 million paid to purchase shares under the NCIB, $1.8 million of costs relating to the extension of the credit facility, as well as interest payments of $0.5 million. Net cash used in financing activities in 2021 largely consisted of debt repayment and interest payments of $7 million and $516 thousand, respectively, as well as the inaugural dividend payment of $7.4 million.

Nine months ended September 30, 2022 compared to nine months ended September 30, 2021

Operating cash flow was $81.7 million, a decrease of 10% from $91.0 million for the same period in the prior year. The decrease was due to lower operating cash flow before working capital and taxes, higher net cash taxes paid and working capital adjustments. Operating cash flow before working capital and taxes was $88.4 million, a decrease of 7% from $94.9 million for the same period in the prior year. The decrease was driven by lower cash flows from streams and royalties and higher general administration and business development costs and expenditures on sustainability initiatives.

Net cash used in investing activities was $11.0 million, compared to $42.8 million for the same period in the prior year. Net cash used in investing activities in 2022 largely included $8.9 million of funding for the Beaufor royalty acquisition including transaction costs, $5.2 million of funding for the Sofia NSR royalty acquisition, $4.8 million of funding for the Steppe Gold Prepaid Gold Interest, $0.4 million of stream funding for the Pumpkin Hollow gold and silver stream, and C$3 million for the AndeX Equity Interest, partially offset by $4.5 million received for the Talon Royalty Buydown, proceeds of C$3.7 million for the disposition of 5,000,000 Talon shares and C$4.2 million for the disposition of 6,444,786 GoldSpot shares. Net cash used in investing activities in 2021 included $45.8 million of funding for the IAMGOLD royalty portfolio, including $155 thousand of capitalized costs and $0.4 million of stream funding for the Pumpkin Hollow gold and silver stream, partially offset by $3.4 million of proceeds from the sale of 769 thousand GoldSpot shares and 1.5 million Steppe Gold shares.

Net cash used in financing activities was $28.3 million, compared to $42.1 million for the same period in the prior year. Net cash used in financing activities in 2022 largely consisted of dividend payments of $22.6 million, $2.1 million paid to purchase shares under the NCIB, $1.8 million of costs relating to the extension of the credit facility, as well as interest payments of $1.5 million. Net cash used in financing activities in 2021 largely consisted of long-term debt repayment and interest payments of $319.0 million and $4.6 million, respectively, as well as the inaugural dividend payment of $7.4 million, partially offset by proceeds of $245.1 million from the IPO, including the over-allotment option, net of underwriting and other fees, as well as $44 million in drawdowns from the Credit Facility to fund the IAMGOLD royalty portfolio acquisition.

Liquidity and Capital Resources

As of September 30, 2022, our cash and cash equivalents were $82.7 million, compared to $40.7 million as at December 31, 2021. Significant variations in the liquidity and capital resources during the period are explained in the ‘‘Condensed Statements of Cash Flows’’ section of this MD&A.

Our primary uses of capital are to finance operations, acquire new stream and royalty assets, general working capital and payment of dividends. Our objectives when managing capital are to ensure that we will continue to have enough liquidity to achieve our acquisition growth strategy, finance working capital requirements and provide returns to our shareholders. The timing of metal sales from inventory from our stream investments is based on commercial considerations, including our assessment of market conditions and our financial requirements. We believe our cash on hand, estimated cash flow from royalties, and the sales of metal credits will be sufficient to fund our anticipated operating cash requirements and payment of dividends for the next twelve months and beyond.

Credit Facility

The Company currently has a Credit Facility of $500 million with an additional uncommitted accordion of up to $200 million for a total availability of up to $700 million, maturing on August 30, 2026. As at September 30, 2022, the Credit Facility balance was $nil. Finance costs relating to the credit facility for the three and nine months ended September 30, 2022 were $0.8 million and $2.3 million, respectively, including amortization of debt issuance costs and standby fees. This compares to finance costs of $0.7 million and $5.5 million, respectively, for the three and nine months ended September 30, 2021, including interest charges, the impact of the pay-fixed receive-float interest rate swap, amortization of debt issuance costs and standby fees. The Credit Facility includes covenants that require us to maintain certain financial ratios including leverage ratios as well as certain non-financial requirements. As at September 30, 2022, all such ratios and requirements were met. The Credit Facility is used for general corporate purposes and investments in the mineral industry, including the acquisition of streams, royalties and other similar interests.

Interest Rate Swap

On April 30, 2020, we entered into a pay-fixed receive-float interest rate swap to hedge the LIBOR rate on $150 million of our Credit Facility. The swap had been designated as a cash flow hedge, as it converted the floating rate debt to fixed. Through the swap, interest on $150 million of the balance outstanding under the facility was fixed at 0.315% plus the applicable margin, depending on our leverage ratio. On May 28, 2021, we paid $297 thousand to terminate the swap. As a result, we discontinued hedge accounting and released a loss of $297 thousand ($218 thousand loss net of tax) from AOCI in the second quarter of 2021.

Quarterly Information1, 2

	2022			2021				2020
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
IFRS measures:
Cash and cash equivalents	82,703	74,431	58,132	40,672	26,705	11,719	4,258	20,637
Total assets	1,325,499	1,318,244	1,311,462	1,303,409	1,297,722	1,306,368	1,309,596	1,300,919
Revenue	33,754	36,490	37,755	36,990	37,126	40,939	35,366	41,999
Net earnings	12,815	10,922	15,889	13,381	5,128	18,339	8,679	53,955
Earnings per share (basic and diluted)	0.08	0.07	0.10	0.09	0.03	0.13	0.06	0.40
Operating cash flow	25,356	29,940	26,359	28,997	29,455	32,754	28,809	30,721
Operating cash flow per share	0.16	0.19	0.17	0.19	0.19	0.23	0.21	0.23

Non-IFRS measures[3]:
GEOs	19,523	19,507	20,113	20,605	20,746	22,537	19,714	22,409
Adjusted Net Earnings	13,258	14,854	15,471	13,409	13,714	16,650	13,791	16,734
Adjusted Net Earnings per share	0.09	0.10	0.10	0.09	0.09	0.12	0.10	0.12
Adjusted EBITDA	26,054	28,144	30,457	28,880	29,549	34,959	30,097	36,735

Average gold price[4]	1,729	1,871	1,877	1,795	1,790	1,816	1,794	1,874
Average silver price[5]	19.23	22.60	24.01	23.33	24.36	26.69	26.26	24.39

1 All amounts in thousands of U.S. dollars except for GEOs, per share information, and average gold and silver price.

2 Sum of all the quarters may not add up to the annual total due to rounding.

3 GEOs, adjusted net earnings, adjusted net earnings per share and adjusted EBITDA as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs, adjusted net earnings, adjusted net earnings per share and adjusted EBITDA to the most directly comparable IFRS measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

4 Based on the LBMA PM fix.

5 Based on the LBMA fix.

In the third quarter of 2022, we acquired the Steppe Gold Prepaid Gold Interest. In the second quarter of 2022, we acquired the Sofia NSR royalty. In the first quarter of 2022, we acquired the Beaufor royalty. In the fourth quarter of 2021, we completed the Chilean royalty acquisition for $4.9 million. In the third quarter of 2021, we repaid the remaining balance on our Credit Facility, leaving the Company debt-free, and paid our inaugural dividend. In the second quarter of 2021, we successfully completed our IPO and paid down the majority of our Credit Facility, while achieving record GEOs and operating cash flow since inception. In the first quarter of 2021, we entered into an agreement with IAMGOLD to purchase a royalty portfolio consisting of 34 royalties on various exploration and development properties for $45.7 million.

In the fourth quarter of 2020, we began receiving metal deliveries from the Buriticá stream, and we received the first full quarter of gold and silver deliveries from the Northparkes stream, achieving record quarterly revenues since inception. We also recorded a $30.9 million gain from the disposition of the Buriticá gold stream.

Commitments and Contingencies

From time to time, we may be involved in disputes with other parties arising in the ordinary course of business that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. We are not currently involved in any material legal proceedings.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments.

Stream Agreements

As of September 30, 2022, we had significant commitments to make per-ounce cash payments for precious metals, copper and diamonds pursuant to the terms of the metals purchase and sale agreements as detailed in the following table:

Mineral interest	Commodity	Inception date	Unit	Attributable volume purchased	Per unit cash payment	Term
Cerro Lindo	Silver	Dec. 20, 2016	Ounce	65%[1]	10% of monthly average	Life of mine
ATO	Gold	Aug. 11, 2017	Ounce	25%[2]	17% of spot	Life of mine
ATO	Silver	Aug. 11, 2017	Ounce	50%[3]	17% of spot	Life of mine
Renard	Diamond	Nov. 29, 2017	Carat	4%	Lesser of 40% of achieved sales price or $40	Life of mine
Pumpkin Hollow	Gold	Dec. 21, 2017	Ounce	97.5%[4]	5% of spot	Life of mine
Pumpkin Hollow	Silver	Dec. 21, 2017	Ounce	97.5%[4]	5% of spot	Life of mine
Gunnison	Copper	Oct. 30, 2018	Pound	16.5%[5]	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019	Ounce	100%[6]	5% of spot	Life of mine
RBPlat	Gold	Oct. 13, 2019	Ounce	70%[7]	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020	Ounce	54%[8]	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020	Ounce	80%[8]	10% of spot	Life of mine

1 65% of payable silver produced from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter.

2 25% of gold from ATO until 46,000 ounces of gold have been delivered and thereafter 25% of gold subject to an annual cap of 7,125 ounces.

3 50% of silver from ATO until 375,000 ounces of silver have been delivered and thereafter 50% of silver subject to an annual cap of 59,315 ounces.

4 Streamed gold is to be based on a fixed gold-to-copper ratio (being 162.5 ounces of gold for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% gold stream percentage and streamed silver is to be based on a fixed silver-to-copper ratio (being 3,131 ounces of silver for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% silver stream percentage.

5 The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine’s total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison mine’s production capacity increases. We have the option to increase our stream participation percentage by paying an additional deposit of an amount up to $65 million.

6 Streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.

7 70% of the payable gold until 261,000 ounces have been delivered, and 42% thereafter.

8 54% of the payable gold produced from the Northparkes mine until 630,000 ounces have been delivered and 27% thereafter; 80% of payable silver produced from the Northparkes mine until 9 million ounces have been delivered and 40% thereafter.

Investments in Stream and Royalty Interests

As of September 30, 2022, we had commitments related to the acquisition of streams and royalties as detailed in the following table:

Company	Project (Asset)	Payments	Triggering Event
AuRico Metals Inc.	Kemess Project	$10 million	Positive construction decision

		$10 million	1st anniversary

		$12.5 million	2nd anniversary

		$12.5 million	3rd anniversary

Nevada Copper Inc.	Pumpkin Hollow	$3.8 million[1]	50% of cash flows generated from the stream from May 1, 2020 onwards

Nevada Copper Inc.	Tedeboy Area	$5 million	Payment contingent upon commencement of commercial production

Stornoway Diamond Corporation	Renard	C$2.6 million	Working capital funding request initiated from Stornoway

DS McKinnon Holdings Limited	Hemlo	C$50,000	For each 100,000 ounces of gold produced by the Hemlo mine in excess of 675,000 ounces

154619 Canada Inc.	Eagle River	C$50,000	For each 50,000 ounces of gold produced by the Eagle River mine in excess of 207,000 ounces

1 Subsequent to September 30, 2022, Triple Flag provided funding which included acceleration of the approximately US$3.8 million remaining to be funded under Nevada Copper Inc.’s existing metals purchase and sale agreement with the Company.

We have existing commitments, including with respect to the Kemess stream, Pumpkin Hollow stream, Tedeboy Area royalty, Renard diamond stream, as well as Hemlo and Eagle River royalties, which are noted in the above table. These are expected to be funded from operating cash flow over the next few years.

Contractual Obligations and Commitments

($ thousands)	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Lease[1]	$200	$440	$560	$746	$1,946
Lease interest[1]	116	192	130	56	494
Standby charges[2]	1,969	3,943	$1,802	-	7,714
	$2,285	$4,575	$2,492	$802	$10,154

1We are committed to minimum amounts under long-term lease agreements for office space, which expire in 2025.

2 Represent standby charges on the Credit Facility, which matures on August 30, 2026.

Off-Balance Sheet Arrangements or Commitments

We have not entered into any off-balance sheet arrangements or commitments other than as set forth under ‘‘Contractual Obligations and Commitments’’.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 20 to the Annual Financial Statements for further details on the contingencies.

We are not aware of any known trends, commitments (other than described above), events or uncertainties that will materially affect the Company.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control framework was designed based on the Committee of Sponsoring Organizations (COSO) of the Treadway Commission 2013 Framework.

There was no change in the Company’s internal controls over financial reporting that occurred during the three months ended September 30, 2022 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Public Securities Filings and Regulatory Announcements

Additional information related to Triple Flag, including the Company’s AIF dated March 30, 2022 are available on SEDAR at www.sedar.com. These documents contain descriptions of certain of Triple Flag’s stream and royalty interests, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.tripleflagpm.com. The content of any website referred to in this report is not incorporated by reference in, and does not form part of, this report.

IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee and Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB under the historical cost convention, as modified by revaluation of certain financial assets. Our significant accounting policies are disclosed in Note 3 to the Annual Financial Statements, including a summary of current and future changes in accounting policies, also included in Note 3 to the Annual Financial Statements.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in Note 3 to the accompanying Financial Statements.

Non-IFRS Financial Performance Measures

Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure that is based on stream and royalty interests and calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS measure.

	2022
($ thousands, except average gold price and GEOs information)	Three months ended September 30	Three months ended June 30	Three months ended March 31	Nine months ended September 30
Revenue	33,754	36,490	37,755
Average gold price per ounce	1,729	1,871	1,877
GEOs	19,523	19,507	20,113	59,143

	2021
($ thousands, except average gold price and GEOs information)	Three months ended September 30	Three months ended June 30	Three months ended March 31	Nine months ended September 30
Revenue	37,126	40,939	35,366
Average gold price per ounce	1,790	1,816	1,794
GEOs	20,746	22,537	19,714	62,997

Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per Share

Adjusted net earnings (loss) is a non-IFRS financial measure, which excludes the following from net earnings (loss):

•	impairment charges

•	gain/loss on sale or disposition of assets/mineral interests

•	foreign currency translation gains/losses

•	increase/decrease in fair value of assets/investments

•	non-recurring charges; and

•	impact of income taxes on these items

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings (loss) is a useful measure of our performance because impairment charges, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of assets/investments and non-recurring charges (such as IPO readiness costs) do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings (loss) enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings (loss) is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

($ thousands, except share and	Three months ended September 30		Nine months ended September 30
per share information)	2022	2021	2022	2021
Net earnings	$12,815	$5,128	$39,626	$32,146
Gain on disposal of mineral interests	-	-	(2,099)	-
Loss on derivatives	-	-	-	297
Foreign currency translation losses	136	46	289	24
Decrease in fair value of investments	522	8,945	5,014	10,846
Increase in fair value of prepaid gold interest	(215)	-	(215)	-
IPO readiness costs[1]	-	-	-	670
Income tax effect	-	(405)	968	172
Adjusted net earnings	$13,258	$13,714	$43,583	$44,155
Weighted average shares outstanding - basic	155,970,318	156,192,715	156,003,665	145,284,500
Net earnings per share	$0.08	$0.03	$0.25	$0.22
Adjusted net earnings per share	$0.09	$0.09	$0.28	$0.30

1 Reflects charges related to a potential U.S. listing that was not pursued.

Free Cash Flow

Free cash flow is a non-IFRS measure that deducts acquisition of other assets (excluding acquisition of financial assets or mineral interests) from operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or operating cash flow as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles free cash flow to operating cash flow, the most directly comparable IFRS measure:

	Three months ended September 30		Nine months ended September 30
($ thousands)	2022	2021	2022	2021
Operating cash flow	$25,356	$29,455	$81,655	$91,018
Acquisition of other assets	-	-	-	-
Free cash flow	$25,356	$29,455	$81,655	$91,018

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

•	income tax expense

•	finance costs, net

•	depletion and amortization

•	impairment charges

•	gain/loss on sale or disposition of assets/mineral interests

•	foreign currency translation gains/losses

•	increase/decrease in fair value of assets/investments; and

•	non-recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs, net and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of assets/investments and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended September 30		Nine months ended September 30
($ thousands)	2022	2021	2022	2021
Net earnings	$12,815	$5,128	$39,626	$32,146
Finance costs, net	262	494	1,241	5,071
Income tax expense	1,624	1,334	5,036	4,636
Depletion and amortization	10,910	13,602	35,763	40,915
Gain on disposal of mineral interests	-	-	(2,099)	-
Loss on derivatives	-	-	-	297
Foreign currency translation loss	136	46	289	24
Decrease in fair value of investments	522	8,945	5,014	10,846
Increase in fair value of prepaid gold interest	(215)	-	(215)	-
IPO readiness costs[1]	-	-	-	670
Adjusted EBITDA	$26,054	$29,549	$84,655	$94,605

1 Reflects charges related to a potential U.S. listing that was not pursued.

Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and use asset margin to evaluate our performance in increasing revenue and containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS measure:

($ thousands except Gross profit	Three months ended September 30		Nine months ended September 30
margin and Asset margin)	2022	2021	2022	2021
Revenue	$33,754	$37,126	$107,999	$113,431
Cost of sales	14,034	16,946	45,453	50,829
Gross profit	19,720	20,180	62,546	62,602
Gross profit margin	58%	54%	58%	55%
Gross profit	$19,720	$20,180	$62,546	$62,602
Add: Depletion	10,817	13,502	35,481	40,616
	30,537	33,682	98,027	103,218
Revenue	33,754	37,126	107,999	113,431
Asset margin	90%	91%	91%	91%

Cash Costs and Cash Costs per GEO

Cash costs and cash costs per GEO are non-IFRS measures with no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Cash costs are calculated by starting with total cost of sales, then deducting depletion. Cash costs are then divided by GEOs sold, to arrive at cash costs per GEO. Cash costs and cash costs per GEO are only intended to provide additional information to investors and analysts and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.

Management uses cash costs and cash costs per GEO to evaluate our ability to generate positive cash flow from our portfolio of assets. Management and certain investors also use this information to evaluate the Company’s performance relative to peers who present this measure on a similar basis. The following table reconciles cash costs and cash costs per GEO to cost of sales, the most directly comparable IFRS measure:

($ thousands, except GEOs	Three months ended September 30		Nine months ended September 30
and cash costs per GEO)	2022	2021	2022	2021
Cost of sales	$14,034	$16,946	$45,453	$50,829
Less: Depletion	10,817	13,502	35,481	40,616
Cash costs	3,217	3,444	9,972	10,213
GEOs	19,523	20,746	59,143	62,997
Cash costs per GEO	165	166	169	162

Forward-Looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Our assessments of, and expectations for future periods described in this MD&A are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this MD&A is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking statements contained in this MD&A are also based upon the ongoing operation of the properties in which we hold a stream, royalty or other similar interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies, that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our AIF dated March 30, 2022 available on SEDAR. For clarity, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date of this MD&A and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.